FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 0-29452

RADCOM LTD.
(Translation of Registrant’s Name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F X Form:40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S (“RADCOM”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236, 333-111931), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of Radcom Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

1. Interim Consolidated Financial Statements as of and for the three and nine months ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Radcom Ltd.
(Registrant)

/s/ David Zigdon
Dated: November 26, 2004            David Zigdon
Chief Financial Officer

Radcom Ltd. and its Consolidated Subsidiaries Interim Consolidated Financial Statements As of and for the three and nine months ended September 30, 2004 (unaudited)

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Financial Statements as of and for the three and nine months ended September 30, 2004

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Balance Sheets

September 30		December 31
2004		2003
US$ (in thousands	)	US$ (in thousands	)
(Unaudited	)	(Unaudited	)

Assets

Current assets
Cash and cash equivalents	8,052	5,614
Marketable securities	1,006	-
Trade receivables, net	4,050	3,769
Inventories and inventory prepayments	2,173	1,739
Other current assets	438	346

Total current assets	15,719	11,468

Assets held for severance benefits	1,655	1,449

Property and equipment, net	1,150	1,486

Total assets	18,524	14,403

2

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Balance Sheets

September 30		December 31
2004		2003
US$ (in thousands	)	US$ (in thousands	)
(Unaudited	)	(Unaudited	)

Liabilities and Shareholders' equity

Current Liabilities
Trade payables	1,529	1,152
Other payables and accrued expenses	4,393	4,849

Total current liabilities	5,922	6,001

Long-Term liabilities
Liability for employees severance pay benefits	2,333	2,156

Total liabilities	8,255	8,157

Commitments and contingencies

Shareholders' Equity
Share capital *	100	57
Additional paid-in capital	43,688	38,273
Accumulated deficit	(33,519)	(32,084)

Total shareholders' equity	10,269	6,246

Total Liabilities and Shareholders' equity	18,524	14,403

* 39,990,680 Ordinary Shares of 0.05NIS par value per share (“Ordinary Shares”) authorized as of September 30, 2004 and December 31, 2003; 14,400,680 and 10,506,876 Ordinary Shares issued and outstanding as of September 30, 2004 and December 31, 2003, respectively; and 9,320 Ordinary Shares that were deferred in 1996 and 1997 issued and outstanding as of September 30, 2004 and December 31, 2003.

These Ordinary Shares that were deferred are held by a subsidiary of the company. Theses shares have no voting or participatory rights and are treated as treasury stock.

The accompanying notes are an integral part of the interim consolidated financial statements.

3

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Statements of Operations

Nine months ended September 30				Three months ended September 30
2004		2003		2004		2003
US$ (in thousands)		US$ (in thousands)		US$ (in thousands)		US$ (in thousands)
(Unaudited	)	(Unaudited	)	(Unaudited	)	(Unaudited	)

Sales	10,977	7,157	4,155	3,121
Cost of sales	3,515	3,753	1,294	1,106

Gross profit	7,462	3,404	2,861	2,015

Operating expenses :
Research and development, gross	3,856	4,334	1,355	1,431
Less - royalty-bearing participation	1,302	1,506	400	499
Research and development, net	2,554	2,828	955	932

Sales and marketing	5,099	5,340	1,693	1,733

General and administrative	1,292	1,181	421	389

Total operating expenses	8,945	9,349	3,069	3,054

Operating loss	(1,483)	(5,945)	(208)	(1,039)

Financing income, net :
Financing income, net	48	71	24	25
Taxes on income	-	-	-	-

Net loss	(1,435)	(5,874)	(184)	(1,014)

Loss per share
Basic and diluted loss per ordinary share (US$)	(0.11)	(0.56)	(0.01)	(0.10)

Weighted average number of ordinary
shares used to compute basic and diluted
loss per ordinary share	13,130,849	10,492,050	14,400,680	10,492,050

The accompanying notes are an integral part of the interim consolidated financial statements.

4

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Statements of Changes in Shareholders' Equity

Share capital
			Additional				Total
Number of			paid-in		Accumulated		Shareholders'
shares	Amount		capital		deficit		equity
	US$ (thousands	)	US$ (thousands	)	US$ (thousands	)	US$ (thousands	)

Balance as of December
31, 2003 (unaudited)	10,506,876	57	32,873	(32,084)	6,246
Changes during the
nine-month period
ended September 30,
2004 (unaudited):
Net loss	-	-	-	(1,435)	(1,435)
Issue of share capital*	3,851,540	42	5,296	-	5,338
Exercise of options	42,264	1	31		32
Employees' stock
option compensation	-	-	88	-	88
Balance as of September
30, 2004 (unaudited)	14,400,680	100	43,688	(33,519)	10,269

Balance as of December
31, 2002 (unaudited)	10,492,050	57	38,146	(25,859)	12,344

Changes during the
nine-month period
ended September 30,
2003 (unaudited):
Net loss	-	-	-	(5,874)	(5,874)
Employees' stock
option compensation	-	-	79	-	79
Balance as of September
30, 2003 (unaudited)
(unaudited)	10,492,050	57	38,225	(31,733)	6,549
Balance as of June 30,
2004 (unaudited):	14,400,680	100	43,665	(33,335)	10,430

Changes during the
three-month period
ended September 30,
2004 (unaudited):
Net loss	-	-	-	(184)	(184)
Issue of share capital*	-	-	(3)	-	(3)
Employees' stock
option compensation	-	-	26	-	26
Balance as of September
30, 2004 (unaudited)	14,400,680	100	43,688	(33,519)	10,269

* Net of share issue expenses of US$162 thousand and US$3 thousand in the nine month and the three month periods ended September 30, 2004, respectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Statements of Changes in Shareholders' Equity (cont’d)

Share capital
			Additional				Total
Number of			paid-in		Accumulated		Shareholders'
shares	Amount		capital		deficit		equity
	US$ (thousands	)	US$ (thousands	)	US$ (thousands	)	US$ (thousands	)

Balance as of June 30,
2003 (unaudited)	10,492,050	57	38,209	(30,719)	7,547

Changes during the
three-month period
ended September 30,
2003 (unaudited):
Net loss	-	-	-	(1,014)	(1,014)
Employees' stock
option compensation	-	-	16	-	16
Balance as of September
30, 2003 (unaudited)	10,492,050	57	38,225	(31,733)	6,549

The accompanying notes are an integral part of the interim consolidated financial statements.

6

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Statements of Cash Flows

Nine months ended September 30
2004	2003
US$ (in thousands)	US$ (in thousands)
(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	(1,435)	(5,874)

Adjustments to reconcile net loss to net cash used in
operating activities:

Depreciation and amortization	659	881
Accrued interest from marketable securities	(6)	-
Decrease in value and accrued interest, net, from
short-term bank deposits	-	6
Loss (gain) from sale of property and equipment	(3)	6
Employees' stock option compensation	88	79
Increase (decrease) in severance pay, net	(29)	68
Increase in trade receivables, net	(281)	(72)
Decrease (increase) in other current assets	(92)	249
Decrease (increase) in inventories	(576)	341
Increase (decrease) in trade payables	404	(293)
Increase (decrease) in other payables and	(456)	402
accrued expenses

Net cash used in operating activities	(1,727)	(4,207)

Cash flows from investing activities
Redemption of short-term bank deposits	-	3,000
Investment in marketable securities	(2,000)	-
Proceeds from sale of marketable securities	1,000	-
Proceeds from sale of property and equipment	27	34
Purchase of property and equipment	(232)	(107)

Net cash provided by (used in) investing activities	(1,205)	2,927

The accompanying notes are an integral part of the interim consolidated financial statements.

7

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Interim Consolidated Statements of Cash Flows (cont'd)

Nine months ended September 30
2004	2003
US$ (in thousands)	US$ (in thousands)
(Unaudited)	(Unaudited)

Cash flows from financing activities
Issue of share capital, net of issuance expenses	5,338	-
Exercise of options	32	-

Net cash provided by financing activities	5,370	-

Increase (decrease) in cash and cash equivalents	2,438	(1,280)

Cash and cash equivalents at beginning of period	5,614	7,207

Cash and cash equivalents at end of period	8,052	5,927

Schedule A - Non-Cash investing activities

Purchase of property and equipment on credit in the amount of US$28,000 and US$19,000 for the nine-month periods ended September 30, 2004 and 2003, respectively.

Supplemental disclosures

Cash paid for taxes during the nine-month periods ended September 30, 2004 and 2003, respectively, amounted to US$39,000 and US$50,000, respectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

8

Note 1 - Organization and Basis of Presentation

A. Description of business

Radcom Ltd. (the "Company") is an Israeli corporation which operates in one business segment of communication networks. The Company develops, manufactures, markets and supports internetworking test solutions and quality management for a variety of voice and converged data.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the state of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing in North America of internetworking test equipment manufactured by and imported from the Company.

In July 1996, the Company incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd. (the "Israeli Subsidiary"), intended to make various investments, including in securities. As at the balance sheet date, the Israeli subsidiary holds part of the Company's outstanding shares.

In August 2001, the Company incorporated a wholly-owned subsidiary in the United Kingdom, Radcom (UK) Limited (the "UK Subsidiary"). The UK subsidiary was primarily engaged in business development activities in the United Kingdom. The business activities of the U.K subsidiary were frozen in the first quarter of 2003.

B. Basis of presentation

The accompanying interim unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 - Inventories and inventory prepayments

September 30	December 31
2004	2003
US$ (in thousands)	US$ (in thousands)
(Unaudited)	(Unaudited)

Raw materials	338	260
Work in progress	791	532
Finished goods	467	451
Inventory prepayment	577	496

	2,173	1,739

9

Note 3 - Stock Compensation Plans

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors according to the intrinsic value of the above options.

If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s stock-based employee compensation cost, net loss and basic and diluted net loss per ordinary share would have changed to the following consolidated pro forma amounts:

Nine months ended September 30				Three months ended September 30
2004		2003		2004		2003
US$ (in thousands	)	US$ (in thousands	)	US$ (in thousands	)	US$ (in thousands	)
(Unaudited	)	(Unaudited	)	(Unaudited	)	(Unaudited	)

Net loss, as reported	(1,435)	(5,874)	(184)	(1,014)
Deduct:
Compensation expense according to
APB 25 included in reported net loss	88	79	26	16
Add:
Application of compensation expenses
according to SFAS No. 123	(275)	(486)	(80)	(126)

Pro forma net loss	(1,622)	(6,281)	(238)	(1,124)

Basic and diluted net loss per ordinary share:
As reported	(0.11)	(0.56)	(0.01)	(0.10)

Pro forma	(0.12)	(0.60)	(0.02)	(0.11)

Note 4 - Private placement transaction

On March 29, 2004, the Company closed a private placement transaction (the "PIPE"). Under the PIPE investment, the Company issued 3,851,540 Ordinary Shares, par value 0.05NIS per share (the "Ordinary Shares"), at an aggregate purchase price of US$5,500 thousand or US$1.428 per Ordinary Share. The Company also issued to the investors warrants to purchase up to 962,887 Ordinary Shares at an exercise price of US$2.253 per share. The Warrants are exercisable for two years from the closing of the PIPE.

10

Note 5 - Contingencies

On December 31, 2003, a company from New Jersey, Acterna, LLC, filed a complaint against the Company and its US subsidiary in the District Court of New Jersey in which it alleges that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. The amount of the damages has not been determined in the complaint. The Company filed an answer to the complaint denying the allegations in the complaint and served a counterclaim for a declaratory judgment, attacking the patent being asserted on the basis of non-infringement, invalidity due to prior existing technology, and unenforceability due to certain alleged improper actions taken by Acterna in obtaining the patent. The Company believes that its defenses are meritorious and the Company intends to vigorously defend its right to sell the products. Should it ever become necessary to do so, the Company believes that it can continue to sell the accused products using alternative technologies. As of the filing of these financial statements, it is not possible to estimate the amount of the potential damages or the chances of success relating to this lawsuit.

Note 6 - New Accounting Pronouncements

In March 2004, the FASB issued an Exposure Draft, “Share-Based Payment,” that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. The proposed standard would eliminate the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, the proposed standard would generally require that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations. The currently proposed effective date of the proposed standard is for periods beginning after June 15, 2005. It is expected that the final standard will be issued before December 31, 2004. If the FASB adopts this Exposure Draft, as currently drafted, the Company will have to recognize the fair value of the stock based compensation in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 3.

11